Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-148248
October 7, 2008
Export Development Canada / Exportation et développement Canada (“EDC”)
U.S. $1,000,000,000 2.625% United States Dollar Bonds due 2011
Final Term Sheet

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	2.625% United States Dollar Bonds due November 15, 2011

Ratings:	AAA/Aaa/AAA (S&P, Moodys, DBRS)

Format:	SEC Registered

Size:	$1,000,000,000

Trade Date:	October 7, 2008

Settlement Date:	October 10, 2008

Maturity Date:	November 15, 2011

Callable:	No, unless any change in the laws or regulations of Canada that would require the payment by EDC of additional amounts on the bonds

Interest Payment Dates:	May 15 and November 15 (short first coupon)

First Interest Payment Date:	November 15, 2008

Benchmark Treasury:	UST 2.0% due September 30, 2010

Benchmark Treasury Yield:	1.429%

Spread to Benchmark	+123 bps
Treasury:

Yield to Maturity:	2.659%

Coupon:	2.625%

Price:	99.901%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada

Governing Law:	Province of Ontario / Canada

Business Days:	New York, London, Toronto

Representatives:	Credit Suisse Securities (Europe) Limited, HSBC Securities (USA) Inc., Merrill Lynch International and RBC Capital Markets Corporation

Co-managers:	BNP Paribas Securities Corp.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Mizuho International plc.
Morgan Stanley & Co. International plc
Scotia Capital (USA) Inc.
Shinkin International Ltd.
The Toronto-Dominion Bank
UBS Securities LLC

Billing and Delivering:	HSBC Securities (USA) Inc.

Cusip # ISIN #:	CUSIP: 30216BBK7 ISIN: US30216BBK70

Reference Document:	Prospectus Supplement subject to completion, dated October 7, 2008; Prospectus dated January 15, 2008;

http://www.sec.gov/Archives/edgar/data/276328/000120621208000191/m41780ore424b2.htm

On October 7, 2008 the noon spot rate of the Bank of Canada for conversion of United States dollars (“$”) to Canadian dollars (“Cdn. $”) was $1.00 = Cdn. $1.11.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037 for Credit Suisse, 1-866-811-8049 for HSBC, 1-866-500-5408 for Merrill Lynch International and 1-866-375-6829 for RBC Capital Markets Corporation.